UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Fundrise Growth Tech Fund, LLC
(Name of Issuer)

Fundrise Growth Tech Fund, LLC
(Name of Person(s) Filing Statement)

COMMON SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Lauren Stuntebeck
Rise Companies Corp.
11 Dupont Circle NW, 9th Floor
Washington, D.C. 20036
(202) 584-0550

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Elizabeth J. Reza
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This is the final amendment to the Issuer Tender Offer Statement (“Statement”) on Schedule TO filed with the Securities and Exchange Commission on May 29, 2025 (the “Statement Filing Date”) by Fundrise Growth Tech Fund, LLC (the “Fund”) relating to an offer to purchase the Fund’s common shares of beneficial interest (“Common Shares”) in an amount up to 5% of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the  assets of the Fund’s Common Shares minus its liabilities, divided by the number of Common Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Repurchase (“Offer”) and the related Letter of Transmittal. Copies of the Offer and Letter of Transmittal were previously filed as exhibits to the Statement on the Statement Filing Date.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Shareholders which desired to tender Common Shares were required to submit their tenders by 11:59 p.m., Eastern Time, on June 30, 2025 (the “Expiration Date”). Shareholders were allowed to withdraw any tenders of their Common Shares until the Expiration Date.

2. Certain Shareholders validly tendered all or some of their respective Common Shares (as designated by such Shareholders) before the Expiration Date and did not withdraw such tenders before the Expiration Date.  Those tenders were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Common Shares tendered pursuant to the Offer was calculated as of July 1, 2025 (the “Valuation Date”) in the amount of $12.56.

4. The payment of the purchase price of the Common Shares tendered was made to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. On or about July 7, 2025, the Fund paid to the tendering Shareholders a total of $3,510,094.22, representing 100% of the unaudited net asset value of the total amount of the Common Shares tendered by Shareholders.

Except as specifically provided herein, the information contained in the Statement, Offer, and the related Letter of Transmittal previously filed on May 29, 2025 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 12(a). Exhibits

Not applicable.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables is attached herewith.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

FUNDRISE GROWTH TECH FUND, LLC

By:	/s/ Lauren Stuntebeck
Name:	Lauren Stuntebeck
Title:	Assistant Treasurer

July 9, 2025